UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 AND ENDING 06/30/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: S G Long & Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

283 West Front Street, Suite 302

(No. and Street)

Missoula	MT	59802
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darla Felix	406 721-0999	dsmarz@sglong.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker-Tilly LLP

(Name – if individual, state last, first, and middle name)

601 West Riverside, Suite 1800	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

023

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Susan E Williams, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of S G Long & Company, as of June 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN M BABOS NOTARIAL SEAL STATE OF MONTANA
SUSAN M BABOS
NOTARY PUBLIC for the
State of Montana
Residing at Missoula, MT
My Commission Expires
February 15, 2026

Susan M. Babos

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
S.G. Long & Company

We have audited the accompanying statement of financial condition of S.G. Long & Company (the Company) as of June 30, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in accordance with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Spokane, Washington
August 22, 2025

We have served as the Company's auditor since 2009.



S.G. Long & Company

2024-2025 Audit Results and Required Communications

August 22, 2025

Board of Directors
S.G. Long & Company

We are pleased to have the opportunity to present you the results of our audit of the financial statements of S.G. Long & Company (the Company) for the year ended June 30, 2025.

This report summarizes our audit and contains communications required by our professional standards. We conducted our audit adhering to all independence standards and with the objectivity and independence that you and the full Board of Directors require. We have received full support and assistance from the Company's personnel.

The accompanying report is intended solely for the information and use of the Board of Directors, and management and is not intended to be, and should not be, used by anyone other than these specified parties.

We look forward to discussing the contents of this report and answer any questions you may have about these or any other audit-related matters.

Sincerely,

/s/ Baker Tilly US, LLP

Table of Contents



Significant Risks

We previously communicated in our planning communications the significant risks identified during our initial risk assessment procedures. During the audit, circumstances may require adjustments to what we deemed to be a significant risk. The following represents a final listing of significant risks for the current year audit:

Significant Risk	Audit Approach and Results
Revenue	• We have identified the recognition of income as a significant fraud risk. We used both substantive analytic and tests of details to test certain income line items and accounts. We also performed cutoff procedures to identify any potential income recorded in the incorrect period. There were no exceptions identified.
Management Override of Controls	• We reviewed a sample of journal entries recorded for appropriate business purpose and approvals. There were no exceptions identified.

Significant Risks continued..

We previously communicated in our planning communications the significant risks identified during our initial risk assessment procedures. During the audit, circumstances may require adjustments to what we deemed to be a significant risk. The following represents a final listing of significant risks for the current year audit:

Significant Risk	Audit Approach and Results
Compliance with certain SEC rules	• The Company is subject to SEC Rule's 15c3-1 (The Uniform Net Capital Rule) and 17a-5 (Reports to be Made by Certain Broker Dealers). We performed procedures during our year end fieldwork to test the Company's compliance with these rules. There were no exceptions identified.

Other Areas of Emphasis

The following represents other areas of emphasis deemed to be significant for purposes of performing the audit.

Area of Emphasis	Audit Approach and Results
Compliance Procedures	• We tailored broker dealer compliance programs to ensure the Company's internal accounting controls and controls surrounding systems required by regulatory agencies are sufficient to comply with the appropriate rules and regulations. The specific rules are identified under the regulatory considerations section. There were no exceptions identified.

Significant Accounting Policies and Practices

Significant accounting policies and practices are those that materially affect the determination of financial position, cash flows, or results of operations of the Company. These policies are disclosed in Note 1 of the Company's financial statements. We believe management has the primary responsibility to inform the Audit Committee about such matters. To assist the Audit Committee in its oversight role, we also provide the following.

Initial Selection of Significant Accounting Policy	
Accounting Policy Adopted	**Impact on Financial Statements or Disclosures**
Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2024-07, *Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures*	Disclosure requirements included: • Factors used to identify reportable segments, the types of services from which each reportable segment derives its revenues, and title and position of individual(s) identified as the chief operating decision maker • Information about each reportable segment's profit or loss (segment revenues, significant segment expenses, and other specified items and assets)

Changes to a Significant Accounting Policy	
Accounting Policy Adopted	**Impact on Financial Statements or Disclosures**
None	N/A

Controversial Areas or Lack of Authoritative Guidance or Consensus
We are required to communicate any significant accounting policies that are: (1) in controversial areas; (2) for which there is a lack of authoritative guidance or consensus, or; (3) diversity in practice exists, and the related effect on the financial statements or disclosures. There were no such matters noted.

Critical Accounting Policies and Practices

A Company's accounting policies and practices that are (a) most important to the portrayal of the Company's financial condition and results, and (b) require management's most difficult, subjective or complex judgments, are considered critical accounting policies and practices. Often, a matter is critical as it arises as a result of the need to make estimates about the effects of matters are inherently uncertain. The table below summarizes information surrounding these policies:

	How the Policy/Practice is Critical	Events Effecting that Determination	Auditor Assessment of Disclosure
Related Party Transactions	Involve dealings between entities that have a close relationship, which can create potential conflicts of interest or opportunities for manipulation.	Proper identification, disclosure, and accounting of these transactions are essential to ensure transparency, maintain the integrity of financial statements, and provide stakeholders with a clear and unbiased view of the organization's financial position and performance.	Sufficient – No significant modifications proposed by the auditor that management did not make.
Net Capital	Net Capital Requirements under SEC Rule 15c3-1, establishes the minimum financial requirements to safeguard investors and maintain the stability of the financial markets.	Broker-dealer's business activity and appropriate calculation methodology.	Sufficient – No significant modifications proposed by the auditor that management did not make.

Critical Accounting Estimates

Critical accounting estimates are those accounting estimates where (a) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on the financial condition or operating performance is material.

We identified no critical accounting estimates.

Summary of Corrected and Uncorrected Misstatements

Corrected Misstatements

For purposes of this report, professional standards define corrected misstatements as adjustments to the financial statements that might not have been detected except through audit procedures performed.

Uncorrected Misstatements

Uncorrected misstatements are proposed adjustments identified during the course of our audit and should be recorded under generally accepted accounting principles. These adjustments could potentially cause future-period financial statements to be materially misstated.

There were no corrected or uncorrected misstatements resulting in adjusting entries as a result of our audit.

Required Communications

Area	Comments
Auditors Responsibility under PCAOB Standards The financial statements are the responsibility of management. Our responsibility under standards of the Public Company Accounting Oversight Board (PCAOB) is to express an opinion on the financial statements based on our audit. Our audit was designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.	The objective of the audit and the responsibilities of management and auditors were communicated as part of our audit plan and are also set forth in writing as part of the annual engagement letter.
Disagreements with Management Professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or matter that could be significant to the financial statements or our audit report. For purposes of this section, disagreements do not include differences of opinion based on incomplete facts or preliminary information that are later resolved.	There were no such disagreements with management.

Required Communications

Area	Comments
Qualitative Aspects of Significant Accounting Policies and Practices We are required to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments. Forms of bias may include (1) selective correction of misstatements or identification of additional adjusting entries; (2) bias in the selection and application of accounting principles, and; (3) bias in accounting estimates. We are also required to evaluate accounting estimates for bias, including whether estimates, while individually reasonable, may not be the estimate best supported by audit evidence. We are also required to perform a retrospective review of estimates and consider "swings" in estimates.	We completed our evaluation of the qualitative aspects of significant accounting policies and practices, and did not identify bias in management's judgments. We have previously communicated to you information on critical accounting estimates, including how we determine those estimates were reasonable. We did not observe a trend of bias by management or "swings" in estimates to achieve an expected or desired outcome.
Financial Statement Presentation We are required to evaluate whether the presentation of the financial statements and related disclosures are in conformity with U.S. GAAP, including the auditor's consideration of the form, arrangement, and content of the financial statements.	We have performed the evaluation and believe the financial statements and related disclosures are presented fairly, in all material respects, and in conformity with U.S. GAAP.

Required Communications

Area	Comments
New Accounting Pronouncements If, as a result of our procedures, we identify a concern regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective and might have a significant effect on future financial reporting, we are obligated to communicate this to the Audit Committee.	We did not identify any concerns with management's anticipated adoption of accounting pronouncements that are not yet effective.
Alternative Accounting Treatments If we have discussed alternative accounting treatments permissible under U.S. GAAP with management, we are required to communicate the ramifications of this alternative and our preference to you.	We did not discuss any alternative accounting treatments with management.

Required Communications

Area	Comments
Difficult or Contentious Matters for which the Auditor Consulted The auditor is required to communicate to the Audit Committee matters that are difficult or contentious for which the auditor consulted outside the engagement team and that the auditor reasonably determined are relevant to the Audit Committee's oversight of the financial reporting process.	There were no matters consulted upon that were difficult or contentious that we reasonably believe are relevant to the audit committee's oversight.
Auditor's Evaluation of the Company's Ability to Continue as a Going Concern The auditor is required to communicate matters to the Audit Committee, when applicable, relating to the auditor's evaluation of the Company's ability to continue as a going concern for a reasonable period of time.	No conditions and/or events were identified that, when considered in the aggregate, lead us to believe that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Required Communications

Area	Comments
Auditor's Report The Auditor is required to provide to and discuss with the Audit Committee a draft of the auditor's report.	A draft of our Auditor's Report was previously provided prior to report issuance.

Required Communications

Area	Comments
Independence Standards As required by Public Company Accounting Oversight Board, at least annually, we are to disclose to the Audit Committee the nature of all relationships between Baker Tilly US, LLP and the Company may reasonably be thought to bear on our independence.	Our letter confirming our independence was previously provided prior to report issuance.
Deficiencies in Internal Control We communicate in writing all significant deficiencies and material weaknesses identified during the audit. If we become aware that the audit committee's oversight of the entity's external financial reporting and internal control over financial reporting is ineffective, we will communicate that information in writing to the Board of Directors.	We have provided to and discussed with management all deficiencies in the design or operation of internal control over financial reporting identified during the audit.

Required Communications

Area	Comments
Other Material Written Communications with Management We are required to provide the Audit Committee with material written communications with management.	We have previously provided you with a copy of the following communications with management: engagement letter and management representation letter. The management representation letter is attached as an Appendix.

Required Communications

Area	Comments
Significant Unusual Transactions We are required to communicate significant transactions that are outside the normal course of business for the company or that otherwise appear to be unusual due to their timing, size, or nature.	We did not identify any significant unusual transactions.

Required Communications

Area	Comments
Fraud and Illegal Acts Fraud involving senior management and fraud (whether caused by senior management or other employees) that causes a material misstatement of the financial statements should be communicated to the audit committee in a timely manner and prior to the issuance of the auditor's report. We are also required to communicate any illegal acts involving senior management that come to our attention, unless clearly inconsequential.	There were no instances of fraud or illegal acts that came to our attention. Our audit is designed to obtain reasonable assurance, but not absolute assurance, of detecting errors on the financial statements as well as other illegal acts that have a direct and material effect on the financial statement amounts. Our audit does not include a detailed audit of transactions, such as would be necessary to disclose errors or fraud that did not cause a material misstatement of the financial statements.

Consideration of Fraud in a Financial Statement Audit

The following provides a summary of some of our procedures completed in accordance with the professional standards:

Perform Mandatory Procedures to Address the Risk of Fraud

- Engagement Team Discussion - Held an engagement team discussion among the audit team members to share thoughts and ideas about how and where we believe the Company's financial statements might be susceptible to material misstatement due to fraud.

- Examined journal entries and other adjustments for evidence of possible material misstatement due to fraud (management override).

- Evaluated the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, such as bias in accounting estimates.

- Evaluated the business purpose of significant unusual transactions inclusive of related-party transactions.

- Evaluated cash disbursements for unusual payments; and tested below-scope items to ensure compliance with Company policies.

- Performed inquiries of those charged with governance, management and others within the organization about the risks of fraud.

Evaluate Audit Evidence

- Re-assessed the risks of material misstatement due to fraud throughout the audit based on observations and evidence obtained, including communication to other engagement team members throughout the audit regarding information or conditions that are indicative of fraud risks.

- Evaluated whether evidence obtained supports or contradicts management's assertions and whether such audit procedures identified specific instances of fraud.

- Evaluated whether analytical procedures indicate a previously unrecognized fraud risk.

- Evaluated whether any misstatements might be indicative of fraud.



Required Communications

Area	Comments
Evaluation of the Company's identification of, accounting for, and disclosure of relationships and transactions with related parties The Company is responsible for identifying related parties and relationships and transactions with related parties, authorizing and approving transactions with related parties, accounting for and disclosing relationships and transactions with related parties in the financial statements, and establishing and maintaining internal controls over these processes. We are required to communicate our evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties.	We obtained an understanding of the Company's internal control over financial reporting for: • Identifying related party relationships and transactions with related parties; • Authorizing and approving transactions with related parties; and • Accounting for and disclosing relationships and transactions with related parties in the financial statements. We obtained a listing of related parties and transactions from management, tested the accuracy and completeness of that listing, and inquired of management and others regarding their knowledge of related parties and relationships and transactions with related parties. We evaluated whether related party transactions have been properly accounted for and disclosed in the financial statements.

Required Communications

Area	Comments
Evaluation of the Company's identification of, accounting for, and disclosure of relationships and transactions with related parties We are required to communicate other significant matters arising from the audit regarding the Company's relationships and transactions with related parties including, but not limited to:	
• The identification of significant related party transactions that have not been authorized or approved in accordance with the Company's established policies or procedures.	None
• The identification of significant related party transactions for which exceptions to the Company's established policies or procedures were granted.	None
• The inclusion of a statement in the financial statements that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction and the evidence obtained by the auditor to support or contradict such an assertion.	Not applicable
• The identification of significant related party transactions that appeared to us to lack a business purpose.	None

Required Communications

Area	Comments
Use of Other Independent Public Accounting Firms We are required to communicate the names, locations, and planned responsibilities of other independent public accounting firms or other persons employed by other independent public accounting firms that will perform audit procedures in the current period audit.	We did not use the work of other independent public accounting firms in the current period audit.

Required Communications

Area	Comments
Use of Other Persons not Employed by Principal Auditor We are required to communicate the names, locations, and planned responsibilities any other persons not employed by Baker Tilly US, LLP that perform audit procedures in the current period audit.	We did not use the work of other persons not employed by Baker Tilly US, LLP in the current period audit.

Required Communications

Area	Comments
Difficulties Encountered Performing the Audit We are to inform the Audit Committee of any significant difficulties encountered in performing the audit. Examples of difficulties may include significant delays by management, an unreasonably brief time to complete the audit, unreasonable management restrictions encountered by the auditor or an unexpected extensive effort required to obtain sufficient appropriate audit evidence.	There were no significant difficulties encountered in performing the audit.
Consultation with Other Accountants When we are aware that management has consulted with other accountants about significant auditing or accounting matters and we have identified a concern regarding such matters, we discuss with the Audit Committee our views about the matters that were the subject of such consultation.	We are not aware of any instances where management consulted with other accountants about matters which might affect your financial statements since no other accountants contacted us, which they are required to do by PCAOB standards, before they provide written or oral advice.
Other Matters We are to inform the Audit Committee of any other matters arising from the audit that are significant to the oversight of the Company's financial reporting process.	There were no such matters.

Appendices

bakertilly



Appendix A
Management
Representation
Letter



SG LONG
FINANCIAL

08/22/2025

Baker Tilly US, LLP
601 W Riverside Ave, Suite 1800
Spokane, WA 99201

We are providing this letter in connection with your audit of the statement of financial condition of S. G. Long & Company (the "Company") as of June 30, 2025, and the related statements of operations, statement of changes in stockholder's equity, and cash flows for the year then ended and related notes and schedule for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America ("GAAP").

We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with GAAP. We confirm that we are responsible for establishing and maintaining effective disclosure controls and procedures, including internal control over financial reporting, and have a) designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to management by others within the entity, particularly during the period in which the periodic reports are being prepared, and b) evaluated the effectiveness of the Company's disclosure controls and procedures as of the reporting date prior to filing the audited financial statements.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with GAAP, and include all disclosures necessary for such fair presentation and disclosures required to be included therein by the laws and regulations to which the Company is subject.

2. We have performed an evaluation and made an assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2025 using the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in their report titled *Internal Control-Integrated Framework*. Based on our evaluation, we concluded that the Company's internal control over financial reporting was effective. We did not use procedures you performed during your audit of the financial statements as part of the basis for our assessment of the effectiveness of internal control over financial reporting.

3. Based on our evaluation and assessment of the effectiveness of the Company's internal control over financial reporting, we noted no deficiencies in the design or operation of internal control.

4. We have made available to you all-

   - Financial records and related data, including the names of all related parties and all relationships and transactions with related parties.

   - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. We have inspected the Board of Director Minutes for the following dates: September 19, 2024; December 19, 2024; and May 14, 2025.

5. There have been no communications from the SEC or other regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

6. The Company has not, directly or indirectly, including through a subsidiary, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company that is considered prohibited under Section 402 of the Sarbanes-Oxley Act of 2002.

7. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

8. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud. We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets. Misstatements arising from fraudulent financial reporting are intentional misstatements, or omissions of amounts or disclosures in financial statements to deceive financial statement users. Misstatements arising from misappropriation of assets involve the theft of an entity's assets where the effect of the theft causes the consolidated financial statements not to be presented in conformity with GAAP.

9. We have no knowledge of any fraud or suspected fraud affecting the Company involving: management; employees who have significant roles in internal control; or others where the fraud could have a material effect on the financial statements. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others. In addition, all whistle-blower allegations coming to our attention have been disclosed to you.

10. There are no instances where any officer or employee of the Company has an interest in a company with which the Company does business that would be considered a "conflict of interest." Such an interest would be contrary to Company policy.

11. We have no knowledge of any officer or director of the company, or any other person acting under the direction thereof, to take any action to fraudulently influence, coerce, manipulate or mislead you during your audit.

12. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

13. The Company has appropriately reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. All intracompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

14. The following, if material, have been properly recorded or disclosed in the financial statements:

   - Related party transactions, including sales, purchases, loans, transfers, leasing arrangements,

and guarantees, ongoing contractual commitments, and amounts receivable from or payable to related parties. We understand that the term "related party" refers to affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

- Guarantees, whether written or oral, under which the Company is contingently liable, including guarantee contracts and indemnification agreements pursuant to ASC 460, *Guarantees.*

- Significant estimates and material concentrations known to management that are to be disclosed in accordance with the ASC 275, *Risks and Uncertainties.* Significant estimates are estimates at the balance sheet date which could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which it is reasonably possible that events could occur which would significantly disrupt normal finances within the next year. Concentrations include material sources of financing, including off-balance sheet arrangements and transactions with unconsolidated, limited purpose entities, and contingencies inherent in the arrangements, that are reasonably likely to affect the continued availability of liquidity and financing. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the consolidated financial statements:

  i) The concentration exists at the date of the financial statements.

  ii) The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

  iii) It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

- Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance-sheet dates and have been reduced to their estimated net realizable value.

15. There are no:

- Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

- Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with ASC 450, *Contingencies.*

- Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies.*

- Unrecorded transactions and side agreements or other arrangements (either written or oral) that have not been disclosed to you.

16. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

17. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

18. The Company's reportable segments have been appropriately identified and the related segment disclosures have been made in accordance with ASC 280, *Segment Reporting*. The information about operating segments included in the financial statements is consistent with the information used by our chief operating decision maker to evaluate operating performance of and make resource allocation decisions among business units. The determination of operating segments, the methods used for allocating items of profit/loss or assets that are included in segment information for management purposes, and the accounting principles used, and the presentation of segment information are consistent with the preceding year. In addition, differences between the measurements used in reporting operating segment information and those used in the financial statements are adequately disclosed in the notes.

19. There have been no known or suspected cyber events, incidents or breaches of the Company's information systems that could have a material effect on the financial statements.

20. We are not aware of any instances where an officer or director of the managing member of the Company has a direct or material indirect business relationship with Baker Tilly US, LLP or any of its affiliates, or has an ownership interest in, or serves as an officer or director of, any company (public or private) that has any direct or indirect business relationship with Baker Tilly US, LLP or any of its affiliates.

21. We are not aware of any reason Baker Tilly US, LLP would not be considered to be independent.

22. We have no past due balances for accounting support fees owed to the Public Company Accounting Oversight Board or Financial Accounting Standards Board.

23. We acknowledge our responsibility for the fair presentation of Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information Relating to Possession or Control Requirements, including the form and content of that supplemental information, in conformity with Rules 15c3-1 and 15c3-3 under the Securities Exchange Act of 1934 *(Schedule I)*.

24. We believe the Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information Relating to Possession or Control Requirements including its form and content, is fairly stated, in all material respects.

25. The methods of measurement and presentation of Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information Relating to Possession or Control Requirements have not changed from those used in the prior period.

26. Based on our evaluation and assessment of the effectiveness of the Company's internal control over safeguarding securities, the computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, we noted no deficiencies in the design or operation of internal control.

27. The Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information Relating to Possession or Control Requirements complies, in all material respects, with Rules 15c3-1 and 15c3-3 under the Securities Exchange Act of 1934 required by the SEC and Securities Investor Protection Corporation (SIPC) in accordance with accounting principles generally accepted in the United States of America.

28. The Company at June 30, 2025 had:

- No exchange memberships.

- No participation in joint accounts carried by others.

- No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

- No open contractual commitments: for example, purchase or sales commitments, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

- No dividends and transfer items or security differences or anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

- No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

29. There are no capital withdrawals, with the exception of normal distributions to the parent company, anticipated within the next six months.

30. Based on our evaluation and assessment of the effectiveness of the Company's internal control over safeguarding securities, the computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and compliance with the exemption provisions of 17 C.F.R. § 240.15c3-3, we noted no deficiencies in the design or operation of internal control.

31. The Company was exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended June 30, 2025, because it does not hold customer funds or securities and its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) in the Rule. As such, the Company is not required to present the Determination of Reserve Requirements, and Information Relating to Possession or Control Requirements under Rule 15c3-3.

32. Net capital computations, prepared by the Company during the period, July 1, 2025, through the date of this letter indicated that the Company was in compliance with the requirements of Rule 15c3-1 at all times during the period.

33. We acknowledge our responsibility for presenting the Computation of Net Capital pursuant to SEC Rule 15c3-1 (supplementary information) required by the SEC in accordance with accounting principles generally accepted in the United States of America and we believe this supplementary information is measured and presented in accordance with the prescribed guidelines. The methods of measurement and presentation of this supplementary information has not changed from those used in the prior periods, and we have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the required supplementary information.

34. There are no securities or investments not readily marketable owned or borrowed under subordination agreements. It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

- Securities for which there is no market on a securities exchange or independent publicly quoted market.
- Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.
- Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

35. The Company is in compliance with the provisions of expense-sharing agreements with affiliates. Management believes that the expenses allocated during the year were adequate and reasonable to cover the expenses related to the business of the Company. Furthermore, all expenses related to the Company are paid by affiliates on a timely basis. The Company is in compliance with the SEC's

letter dated July 11, 2003, and the National Association of Securities Dealers' Notice to Members 03-63 regarding the recording of liabilities and expenses.

36. In accordance with FASB ASC 205, Going Concern, we have performed an evaluation of the Company's ability to continue as a going concern and have concluded that current conditions do not raise substantial doubt about the Company's ability to continue as a going concern.

37. We are not aware of any material changes in the effectiveness of internal controls related to the following as of June 30, 2025:

- RBC Capital Markets from the date of their most recent SOC 1 report of October 31, 2024.

- RBC Technology & Operations report as of April 30, 2025.

38. The Company adopted Accounting Standards Update 2023-07—Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures and included all required disclosures in the year ended June 30, 2025 financial statements. As of June 30, 2025, the Company has only one chief operating decision maker (CODM) and one operating segment.

The Company's reportable segments have been appropriately identified and the related segment disclosures have been made in accordance with ASC 280, Segment Reporting. The information about operating segments included in the financial statements is consistent with the information used by our chief operating decision maker to evaluate operating performance of and make resource allocation decisions among business units. In addition, differences between the measurements used in reporting operating segment information and those used in the financial statements are adequately disclosed in the notes.

No events or transactions have occurred since June 30, 2025 or are pending that would have a material effect on the financial statements at that date or for the period then ended, or that are of such significance in relation to the Company's affairs to require mention in a note to the financial statements in order to make them not misleading regarding the financial position, results of operations, or cash flows of the Company.

Subsequent to June 30, 2025, there have been no changes in internal control over financial reporting or other factors that might significantly affect internal control over financial reporting, including any corrective actions taken by management with regard to significant deficiencies.

We understand that your audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board and were, therefore, designed primarily for the purpose of expressing an opinion on the financial statements of the Company taken as a whole, and that your tests of the accounting records and other auditing procedures were limited to those that you considered necessary for that purpose.

_____
Susan Williams, President

_____
Darla Felix, Chief Financial Officer

Appendix B – Key Service Team Members

Our service philosophy is to bring together a team of professionals with relevant industry experience to consistently provide superior client service. Your service team has significant industry experience with the depth of knowledge that's necessary to be responsive to your needs.

Team Member	Role	Contact Information
Mike Thronson	Audit Principal	Email: mike.thronson@bakertilly.com Phone: 509-777-0178
Fred Peterson	Engagement Quality Review Principal	Email: fred.peterson@bakertilly.com Phone: 503-471-1262
Manuela Barton	Senior Manager	Email: manuela.barton@bakertilly.com Phone: 509-777-0172
Jason Munn	Tax Principal	Email: jason.munn@bakertilly.com Phone: 507-777-0119



Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
S.G. Long & Company

We have reviewed management's statements, included in the accompanying S.G. Long & Company's Exemption Report (the exemption report), in which:

1) S.G. Long & Company states S.G. Long & Company claims an exemption under paragraphs (k)*(2)(ii)* of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2) S.G. Long & Company states S.G. Long & Company met the identified exemption provisions throughout the most recent fiscal year without exception; and

3) S.G. Long & Company states S.G. Long & Company is also filing the exemption report because S.G. Long & Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) are limited to (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to S.G. Long & Company; and S.G. Long & Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to S.G. Long & Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

S.G. Long & Company's management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about S.G. Long & Company's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraphs (k)*(2)(ii)* of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Baker Tilly US, LLP

Spokane, Washington
August 22, 2025



SG LONG
FINANCIAL

08/22/2025

Baker Tilly US, LLP
601 W Riverside Ave Ste 1800
Spokane, WA 99201

In connection with your review of S.G. Long & Company's (the Company) statements in the S.G. Long & Company's Exemption Report, in which 1) S.G. Long & Company claims an exemption under paragraph (k)*(2)(ii)* of 17 C.F.R. § 240.15c3-3 (the exemption provisions) and 2) S.G. Long & Company states it met the identified exemption provisions throughout the most recent fiscal year without exception, and 3) S.G. Long & Company states it is also filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) for certain business activities contemplated by Footnote 74, we represent to the best of our knowledge and belief the following to you:

1.   We are responsible for complying with the exemption provisions and provisions of Footnote 74 throughout the most recent fiscal year.

2.   We have performed an evaluation of the Company's compliance with the exemption provisions and the provisions of Footnote 74. Based on this evaluation, we assert that the Company met the exemption provisions and the provisions of Footnote 74 throughout the most recent fiscal year. We are responsible for our assertion.

3.   We have made available to you all records and other information relevant to our assertion of compliance with the exemption provisions and provisions of Footnote 74, including all known matters contradicting the assertion, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the exemption provisions or provisions of Footnote 74, received through the date of this letter.

4.   There are no known events or other factors that might significantly affect our compliance with the exemption provisions or provisions of Footnote 74 throughout the most recent fiscal year and through the date of this letter.

Sincerely,
S.G. Long & Company

Signature: _____

Print Name: Susan Williams

Title: President

Signature: _____

Print Name: Darla Felix

Title: CFO



SG LONG
FINANCIAL

S.G. Long & Company's Exemption Report

S.G. Long & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to S.G. Long & Company, and S.G. Long & Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4, and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the S.G. Long & Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Susan Williams, President, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Title: President

Date: August 22, 2025



Report of Independent Registered Public Accounting Firm

The Board of Directors
S.G. Long & Company

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2025. Management of S.G. Long & Company is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of S.G. Long & Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting S.G. Long & Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2025, noting no material difference.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by S.G. Long & Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on S.G. Long & Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of S.G. Long & Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of S.G. Long & Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

Spokane, Washington
August 22, 2025

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplementary Information for

S.G. Long & Company
(A Wholly-Owned Subsidiary of
S.G. Long Financial Services Corp.)

June 30, 2025

CONTENTS

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION

ASSETS

	June 30, 2025
Cash and cash equivalents	$ 267,234
Receivables	
Clearing Organization	34,923
Other	144,419
Prepaid expenses	10,975
Clearing deposit	56,630
Total assets	$ 514,181

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued Expenses	190,287
Total liabilities	190,287
STOCKHOLDER'S EQUITY	
Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding	648,648
Accumulated deficit	(324,754)
Total stockholder's equity	323,894
Total liabilities and stockholder's equity	$ 514,181

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF OPERATIONS

	Year Ended June 30, 2025
REVENUES	
Managed accounts fees	$ 1,988,869
Commissions and trails	258,642
Outside fees	399,745
	2,647,256
EXPENSES	
Managed fees	1,165,842
Cost sharing fees	653,964
Commissions and trails	319,526
Outside fees	190,279
Payroll taxes	80,098
Insurance	65,379
Retirement plan contribution	57,496
Professional fees	37,050
Broker expenses and charges	35,227
Taxes and licenses	25,916
Rent	10,584
Computer and stock quotes	7,728
Contributions	6,395
Dues and subscriptions	5,874
Other expenses	614
	2,661,972
Loss from operations	(14,716)
OTHER INCOME	
Miscellaneous income	9,237
Investment income	79,603
Other income	88,840
Income tax	-
Net income	$ 74,124

S.G. LONG & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Year Ended June 30, 2025 | | | |
| | Common Stock | | Accumulated | Total Stockholder's |
	Shares	Amount	Deficit	Equity
Balance, beginning of year	31,367	$ 648,648	$ (398,878)	$ 249,770
Net income	-	-	74,124	74,124
Balance, end of year	31,367	$ 648,648	$ (324,754)	$ 323,894

See accompanying notes.

	Year Ended June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 74,124
Adjustments to reconcile net income to net cash from operating activities	
Change in assets and liabilities	
Receivables	(134,506)
Accrued interest	(1,965)
Prepaid expenses	2,956
Accounts payable and accrued liabilities	26,483
Net cash used by operating activities	(32,908)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(32,908)
CASH AND CASH EQUIVALENTS, beginning of year	300,142
CASH AND CASH EQUIVALENTS, end of year	$ 267,234

Note 1 – Summary of Significant Accounting Policies

Operations – S.G. Long & Company (Company) is an independent brokerage firm operating in Missoula, Montana with representatives registered in various states. Operations in the Richardson, Texas Branch office were closed as of March 31, 2025. The Company operates as an introducing broker. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Services Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Services Corp. or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Services Corp. and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions. The company had receivables from contracts with customers of $44,007 as of June 30, 2024, all of which were subsequently collected.

Investments – Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Leases – The Company accounts for leases using ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. The company recognizes and records operating lease expense for the amounts paid in accordance with the contractual terms of the operating lease. Interest expense on the lease liability and amortization of the Right of Use Asset are recorded and presented in a manner consistent with how the company reports other interest expense and amortization expense on the income statement.

As of June 30, 2025 the Company does not have a lease that requires a Right of Use Asset or Right of Use Liability to be recorded.

Revenue recognition – Securities transactions and related revenue and expenses are recorded on a trade date basis.

ASC 606 Revenues from Contracts with Customers creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. The Company's assessment of key revenue sources includes:

Note 1 – Summary of Significant Accounting Policies (continued)

Managed account fees – Managed account fees are comprised of two types of revenue: Managed Fees through RBC and Managed Fees from affiliate, SGL Investment Advisors (SGLIA). Managed Fees through RBC are billed in advance in January, April, July and October. Managed fees from SGLIA are billed in advance at the beginning of the calendar quarter. The amount collected is initially recorded as unearned revenue (a liability). Fees are recognized as revenue evenly over the quarter which reflects the continuous nature of the service to the client. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Any account refunds or credits are prorated over the remainder of the quarter. Fee arrangements for both types of Managed Fees are based on a percentage applied to the customer's assets under management.

Commissions and trails - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related brokerage expenses and charges are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trailing commissions are ongoing commissions paid by mutual funds companies for the continued management and servicing of investment accounts. The revenue from trails will be recognized when the mutual fund company pays the trail commission. The recognition will be based on the receipt of the commission payments, typically quarterly or annually.

Outside Fees - The Company buys and sells packaged financial products such as mutual funds, annuities and insurance products on behalf of its customers through outside companies. The outside vendor compensates the Company for these transactions with commissions, mutual fund trails and sales credits. The Company believes that the performance obligation is satisfied on the trade date or transaction date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income taxes – Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under accounting standards generally accepted in the United States of America and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Services Corp. However, for financial statement purposes, the Company uses the "separate return method" and recognizes tax assets, liabilities and expense as if it were filing a stand-alone tax return.

Note 1 – Summary of Significant Accounting Policies (continued)

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 5 for additional details.

Deposits – The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a minimum deposit in the amount of $50,000 held at RBC as of June 30, 2025.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Single Reportable Segment -The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses, The Company has identified its President, Susan E Williams, as the chief operating decision maker (COMD), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company's operations constitute a single operating segment and therefore a single reportable segment because the COMD manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived zero percent of its total revenues from a single external customer in 2025.

Subsequent events – The Company has evaluated subsequent events through August 20, 2025 and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

S.G. LONG & COMPANY
NOTES TO FINANCIAL STATEMENTS

Note 2 – Cash and Cash Equivalents

At June 30, 2025, the Company's cash and cash equivalents consisted of:

Bank accounts	$	127,439
United States Treasury Notes		139,795
	$	267,234

Note 3 – Related Party Transactions

The Company has entered into a recurring annual cost sharing agreement with its parent, S.G. Long Financial Services Corp., and affiliate, SGL Investment Advisors, effective July 1, 2011, to allocate shared administrative expenses among the three companies. The Company pays a fixed monthly amount for its allocation of shared expenses. The Company's cost sharing expense was $653,964 for the year ended June 30, 2025.

The Company had a liability recorded within accounts payable of $22,004 on June 30, 2025, partially due to its parent, which is comprised of occupancy costs, administrative services and executive payroll and other operating expenses.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregated indebtedness to net capital ratio would exceed 10 to 1). At June 30, 2025, the Company had net capital of $312,919 which was $262,919 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .61 to 1.

Note 5 – Income Taxes

At June 30, 2025, the Company has gross deferred income tax assets of $128,060 that relate primarily to accumulated stand-alone tax losses as discussed further below. For financial statement purposes, the Company's taxable income or loss is measured as if it filed its own stand-alone income tax returns (although it files consolidated federal and state income tax returns with its parent, S.G. Long Financial Services Corp.). As such, the realization of its deferred income tax assets depends on the stand-alone activity of the Company. Therefore, a 100% valuation allowance has been established since the Company's future stand-alone taxable income is not reasonably assured. Accordingly, the net amount of deferred income taxes recorded on the Company's statement of financial condition was $0 as of June 30, 2025.

As of June 30, 2025, the Company has $486,092 of accumulated losses and charitable contribution carry forwards on a stand-alone basis that can offset future taxable income. The loss carry forwards will begin to expire in 2035.

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company does not have any uncertain tax positions.

The components of income tax expense consist of the following for the year ended June 30, 2025:

Deferred		
Federal	$ 22,594
State	5,735
	28,329
Change in valuation allowance	(28,329)
Income Tax Expense	$ -

Note 6 – Retirement Plan

The Company sponsors a 401(k) plan (Plan) covering employees over the age of 18 years with a minimum of six months of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years. In 2025, there was no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the Plan totaled $57,496 for the year ended June 30, 2025.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	June 30, 2025
NET CAPITAL	
Total stockholder's equity	$ 323,894
Nonallowable assets	
Prepaid expenses	10,975
Net capital	$ 312,919
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 50,000
Net capital	$ 312,919
Minimum dollar requirement	$ 50,000
Excess net capital (net capital less minimum dollar requirement)	$ 262,919
Total aggregate indebtedness per statement of financial condition	$ 190,287
Ratio of aggregate indebtedness to net capital	.61 to 1

The computation of net capital and aggregate indebtedness pursuant to SEC Rule 15c3-1 as of June 30, 2025, computed by the Company in its Form X-17A-5, Part IIA, do not differ materially from the above computation, which is based on audited financial statements.